Exhibit 99.1

Locafy Reports Fiscal Nine-Month 2025 Results and Highlights Operational Progress, Positioning the Company to Scale

- Expanded U.S. footprint through strategic partnerships and enterprise wins

- Delivered AI-powered product innovations enabling rapid market adoption

- Partner-led go-to-market model positioned for accelerated growth

PERTH, Australia – August 29, 2025 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in location-based digital marketing solutions, today reported financial results for the fiscal nine-month period ended March 31, 2025, and provided a comprehensive business update on operational achievements, strategic partnerships, and product innovations that the Company believes will lay the foundation for growth in fiscal 2026. All financial results are reported in Australian dollars (AUD).

Growth Catalysts

●	Signed multi-year, high-value partnerships in the U.S. and APAC with large-scale deployment potential.

●	Launched AI-powered SEO product suite, including Localizer, targeting multi-location businesses.

●	Secured large agency and enterprise clients, representing thousands of potential locations with imminent revenue generation.

●	Established partner-led go-to-market model for scalable, high-margin recurring revenue.

Management Commentary

“We believe our achievements over the past nine months have reshaped Locafy’s position in the market,” said Gavin Burnett, Chief Executive Officer of Locafy. “We’ve launched innovative AI-powered products, secured high-value partnerships, and expanded our channel network, creating a strong foundation to scale.

“Today, we have a clear go-to-market strategy anchored by our Localizer product, which is gaining traction with large agencies and high-volume partners. Localizer’s repeatable sales model and its potential to generate meaningful recurring revenue, position it as a key growth driver going forward. In recent months, we’ve signed major U.S. agencies capable of driving Localizer sales at scale, including a national SEO agency with a 10-person call center dedicated to selling the product starting in September 2025, and a digital marketing group serving a leading national insurance network with thousands of locations nationwide. These partners provide us with immediate access to large, targeted customer bases and which we expect will enable us to scale more efficiently.

“As we look ahead, our focus is on converting this operational momentum into sustained revenue growth. With a partner-led model, an expanding enterprise and channel pipeline, and technology that addresses critical SEO challenges quickly and at scale, we believe Locafy is well-positioned to capture market share, improve margins, and advance decisively toward profitability.”

Fiscal Nine-Month 2025 and Recent Operational Highlights

Strategic Partnerships & Market Expansion

●	U.S. Reputation Platform Partnership (June 2025): Entered a strategic agreement with a leading U.S.-based online reputation and review management platform to syndicate business listings for a premium segment of its client base, including real estate agents, mortgage brokers, and other professional service providers. The partnership expands Locafy’s U.S. listings footprint by approximately 10,000 end users, establishes a foundation for broader adoption across additional industries, as well as positions Locafy’s “AI Search Ready” landing pages and engagement tools as value-added upsells.

●	AI-Driven SEO Product Suite Launch (July 2025): Introduced an AI-powered suite, headlined by Localizer, a flagship product designed to drive rapid local and national search visibility across Google, Google Maps, and leading AI search engines with minimal human intervention. Early trials have shown both scalability and customer demand, leading to partnerships with high-quality agencies to sell the product in the U.S. and Australian markets.

●	Experience.com Partnership (July 2025): Appointed exclusive APAC syndication partner for Experience.com’s enterprise-grade review management platform. The integration delivers a combined SEO and reputation-management solution for professional service sectors across APAC, anticipated to establish a long-term growth channel.

Localizer Momentum & Revenue Pipeline

●	Localizer Channel Growth (August 2025): Signed two large U.S. digital agencies focused on insurance and home services verticals and one Australian agency focused on multi-location clients in insurance and home services. These partners are expected to leverage Locafy’s U.S. and Australian business listings database to drive targeted leads. Revenue generation is expected to begin in September 2025, with significant scalability potential across additional verticals.

●	Australian Top 50 Enterprise Win (August 2025): Signed an agreement to manage business citations for over 1,400 locations across Australia, creating a recurring revenue stream with potential for expansion into other enterprise networks.

Flagship Contracts & Strategic Initiatives

●	Strategic Partner Program Launch (Early 2025): Converted select resellers into strategic partners to deepen engagement and accelerate market penetration, starting with Unique Point in Australia.

Technology & Product Milestones

●	Development of Localizer, an AI-driven, location-based SEO solution that rapidly increases prominence in Google Map search results for relevant high-value keywords, while also delivering visibility in search results across many AI search tools such as ChatGPT, Perplexity, and Gemini.

●	Integrated Article Accelerator directly into the Locafy platform, enabling in-house article creation, publishing, and boosting in compliance with Google’s latest SEO policies.

●	Developed AI-driven prototype for localized business articles using directory content; initial tests reached Page 1 rankings within 30 days, validating rapid time-to-value.

Fiscal Nine-Month 2025 Financial Highlights

Results compare the fiscal nine-month ended results (March 31, 2025) to the same period in 2024 (March 31, 2024) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue was $2.4 million, compared to $2.9 million in the same year-ago period. Total operating revenue for the respective period was comprised of:

○	Subscription revenue was $2.2 million, compared to $2.6 million in the same year-ago period.
○	Advertising revenue was $117,000, compared to $213,000 in the same year-ago period.
○	Services revenue was $47,000, compared to $126,000 in the same year-ago period. Services revenue for the fiscal nine months of 2024 included consulting fees relating to the Company’s engagement with Localista, which was subsequently revised lower on a “fair value” basis. Adjusting for this revision, services revenue in the comparable year-ago period was $25,000.

●	Other income was $257,000, compared to $32,000 in the same year-ago period. The variance was attributed to the Company’s assessment (as at the respective reporting period) of the extent and likelihood of its ability to claim a Research & Development tax incentive in Australia, for non-capitalized expenditure. During the quarter ended December 31, 2024, and after authorizing the Fiscal 2024 Financial Statements, the Company assessed its eligibility to receive an R&D Tax Incentive rebate relating to Fiscal 2024 of $770,000. On a similar basis, the Company expects that its eligibility to receive an R&D Tax Incentive rebate will extend to R&D expenditure incurred during Fiscal 2025 and has accrued for an R&D tax refund receivable of $357,000 for the nine months ended March 31, 2025. The $257,000 in other income represents the R&D Tax Incentive rebates related to non-capitalized expenditure of both Fiscal 2024 ($226,000) and the nine-month period ended March 31, 2025 ($31,000), with the balance ($870,000) applied as a reduction to the carrying amount of capitalized development costs.

●	Operating expenses were $6.0 million, compared to $5.0 million in the same year-ago period. Operating expenses included a one-time $1.4 million share-based payment expense as it related to the conferral of shares in recognition of liabilities converted to equity (via the issue of performance rights, which subsequently expired) to assist the Company in preserving cash and maintaining compliance with the Nasdaq Capital Market listing requirements. Excluding this one-time adjustment, operating expenses were $4.6 million, with the decrease driven by lower employment-related costs and marketing expenses, partially offset by higher technology expenses and depreciation and amortization expenses.

●	Net loss totaled $3.5 million, or $2.19 per share, compared to net loss of $2.1 million, or $1.63 per share, in the comparable year-ago period.

Key Performance Indicators (KPIs)

Unless otherwise stated, KPI data is as of the 2025 fiscal third quarter ended (March 31, 2025).

●	Monthly recurring revenue (MRR) for the 2025 fiscal third quarter was $261,000, up 1% sequentially and down 2% year-over-year.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to accelerate visibility and prominence for local, national and brand focused businesses in both online and AI search engines using advanced SEO techniques, technologies and AI driven automation. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors and risk factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Restated Annual Report on Form 20-F/A filed with the SEC on August 22, 2025, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Matt Glover

Gateway Investor Relations

(949) 574-3860

LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	6 months to 31 Dec 2024	3 months to 31 Mar 2025	9 months to 31 Mar 2025	9 months to 31 Mar 2024
	AUD $ (unaudited)	AUD $ (unaudited)	AUD $ (unaudited)	AUD $ (unaudited)
Revenue	1,557,673	816,448	2,374,121	2,947,522
Other income	247,238	9,356	256,594	32,241

Technology expense	(625,138)	(318,808)	(943,946)	(676,447)
Employee benefits expense	(906,906)	(388,212)	(1,295,118)	(2,322,417)
Share based payments expense	(1,422,547)	-	(1,422,547)	-
Occupancy expense	(53,182)	(26,151)	(79,333)	(75,055)
Marketing expense	(40,601)	(50,208)	(90,809)	(179,151)
Consultancy expense	(358,410)	(254,677)	(613,087)	(657,926)
Other expenses	(59,711)	(27,766)	(87,477)	(46,962)
Depreciation and amortization expense	(840,939)	(418,655)	(1,259,594)	(1,079,660)
Reversal / (Impairment) of financial assets	(184,593)	-	(184,593)	67,146
Operating loss	(2,687,116)	(658,673)	(3,345,789)	(1,990,709)
Foreign exchange gain	55,520	(15,690)	39,830	-
Financial cost	(30,201)	(142,823)	(173,024)	(97,660)
Loss before income tax	(2,661,797)	(817,186)	(3,478,983)	(2,088,369)
Income tax expense	-	-	-	-
Loss for the period after tax	(2,661,797)	(817,186)	(3,478,983)	(2,088,369)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	(41,797)	6,600	(35,197)	(9,251)
Total comprehensive profit/(loss) for the period	(2,703,594)	(810,586)	(3,514,180)	(2,097,620)

Earnings per share
Basic loss per share	(1.78)	(0.46)	(2.19)	(1.63)
Diluted loss per share	(1.78)	(0.46)	(2.19)	(1.63)

Locafy Limited

Consolidated Statement of Financial Position

	As at 31 Mar 2025	As at 31 Dec 2024	As at 30 Jun 2024
	AUD $ (unaudited)	AUD $ (unaudited)	AUD $ (restated) (audited)
Assets
Current assets
Cash and cash equivalents	1,286,175	568,286	275,875
Trade and other receivables	905,812	1,560,981	904,564
Other assets	326,144	222,132	294,355
Total current assets	2,518,131	2,351,399	1,474,794
Non-current assets
Property, plant and equipment	122,426	146,590	196,929
Right of use assets	193,662	222,711	280,810
Intangible assets	3,336,564	3,443,321	4,204,966
Total non-current assets	3,652,652	3,812,622	4,682,705
Total assets	6,170,783	6,164,021	6,157,499

Liabilities
Current liabilities
Trade and other payables	409,597	865,993	1,252,503
Borrowings	249,100	261,600	271,600
Provisions	106,589	122,255	211,300
Accrued expenses	514,693	401,404	496,749
Lease liabilities	137,562	134,017	128,669
Contract and other liabilities	141,816	147,111	147,640
Total current liabilities	1,559,357	1,932,380	2,508,461
Non-current liabilities
Lease liabilities	99,449	135,483	203,909
Provisions	147,783	145,054	133,399
Total non-current liabilities	247,232	280,537	337,308
Total liabilities	1,806,589	2,212,917	2,845,769
Net assets	4,364,194	3,951,104	3,311,730

Equity
Issued capital	53,208,868	51,985,189	48,588,888
Reserves	451,876	445,278	1,878,243
Accumulated losses	(49,296,550)	(48,479,363)	(47,155,401)
Total equity	4,364,194	3,951,104	3,311,730

Locafy Limited

Consolidated Statement of Cash Flows

	6 months to 31 Dec 2024	3 months to 31 Mar 2025	9 months to 31 Mar 2025
	AUD $ (unaudited)	AUD $ (unaudited)	AUD $ (unaudited)
Cash flows from operating activities
Receipts from customers (inclusive of GST)	1,710,444	670,591	2,381,035
Payments to suppliers and employees (inclusive of GST)	(2,344,083)	(1,483,172)	(3,335,755)
R&D Tax Incentive and government grants	-	806,495	806,495
Financial cost	(30,201)	(142,823)	(173,024)
Net cash used by operating activities	(663,840)	(148,909)	(321,249)

Cash flows from investing activities
Capitalised development costs	(733,872)	(258,686)	(992,558)
Purchase of intellectual property	(152,417)	(24,146)	(668,063)
Net cash used by investing activities	(886,289)	(282,832)	(1,660,621)

Cash flows from financing activities
Proceeds from issue of shares	1,992,063	1,267,385	3,259,448
Transaction costs on issuance of shares	(104,128)	(60,561)	(164,689)
Repayment of borrowings	(10,000)	(12,500)	(22,500)
Repayment of lease liabilities	(63,078)	(32,489)	(95,567)
Net cash from financing activities	1,814,857	1,161,835	2,976,692

Net increase in cash and cash equivalents	264,728	730,094	994,822
Net foreign exchange difference	27,683	(12,205)	15,478
Cash and cash equivalents at the beginning of the period	275,875	568,286	275,875
Cash and cash equivalents at the end of the period	568,286	1,286,175	1,286,175